As filed with the Securities and Exchange Commission on December 18, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REIT II, INC.
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

53227H
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO of Lightstone Value Plus REIT II, Inc., a Maryland corporation (the “Company”) filed with the Securities and Exchange Commission(the “SEC”) on November 28, 2023 (the “Schedule TO”) relating to the Company’s offer to purchase for cash up to 860,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 340,000 Shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price of $6.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 28, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer,” copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively..  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, is incorporated into this Amendment No. 1 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in the Amendment No. 1.

Items 1 through 11.

The third bullet point on page 6 of the Offer to Purchase, is hereby amended by adding the word “or” after the semi colon.

The fourth bullet point on page 6 of the Offer to Purchase is hereby amended by deleting the word “or” after the semi colon and replacing the semi colon with a period.

The fifth bullet point on page 6 of the Offer to Purchase is hereby deleted.

The seventh bullet point on page 6 of the Offer to Purchase is hereby replaced with following:

“●	any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;”

The ninth bullet point on page 6 of the Offer to Purchase is hereby amended by inserting the phrase “that in the sole determination of the Board is material to the Company” before the semi colon.

The second bullet point from the bottom of page 6 of the Offer to Purchase is hereby amended by inserting the phrase “that in the sole determination of the Board is material to the Company” before the semi colon.

The fifth bullet point from the bottom on page 7 of the Offer to Purchase is hereby amended by deleting the phrase “or the benefits to us of the Offer” before the semi colon.

The third bullet point from the bottom of page 7 of the Offer to Purchase is hereby replaced with the following:

“●
any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion (we are not aware of any approval, permit authorization, favorable review or consent of any governmental entity required to be obtained); or”

The last bullet point on page 7 of the Offer to Purchase is hereby replaced with the following:

“●	the West 4 Offer has been terminated or withdrawn before the expiration of the Offer.”

The second bullet point on page 8 of the Offer to Purchase, is hereby amended by adding the word “or” after the semi colon.

The third bullet point on page 8 of the Offer to Purchase is hereby amended by deleting the word “or” after the semi colon and replacing the semi colon with a period.

The fourth bullet point on page 8 of the Offer to Purchase is hereby deleted.

The Offer to Purchase is hereby amended by inserting the following sentence after the fourth bullet point on page 8:

“In addition, we may delay acceptance for payment or payment for Shares until any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer is obtained on terms satisfactory to us in our reasonable discretion.”

The second sentence of the first paragraph of Section 4 on page 15 of the Offer to Purchase is hereby amended by “January 21, 2024” with “January 30, 2024.”

The fourth bullet point from the top of page 17 of the Offer to Purchase is hereby amended by inserting the phrase “that in the sole determination of the Board is material to the Company” before the semi colon.

The fourth bullet point from the bottom of page 17 of the Offer to Purchase is hereby amended by deleting the phrase “in our reasonable judgment” before the colon.

The sixth bullet point on page 18 of the Offer to Purchase, is hereby amended by adding the word “or” after the semi colon.

The seventh bullet point on page 18 of the Offer to Purchase is hereby amended by deleting the word “or” after the semi colon and replacing the semi colon with a period.

The eighth bullet point on page 18 of the Offer to Purchase is hereby deleted.

The Offer to Purchase is hereby amended by inserting the following sentence after the eighth bullet point on page 18:

“In addition, we may delay acceptance for payment or payment for Shares until any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer is obtained on terms satisfactory to us in our reasonable discretion.”

The second sentence of the final paragraph of Section 6 on page 18 of the Offer to Purchase is hereby by replacing the phrase “to timely to” with “at any time.”

Item 12.   Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated by reference.

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE PLUS REIT II, INC.

Date: December 18, 2023	BY:	/s/ Seth D. Molod
Seth D. Molod
Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 28, 2023
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Odd Lot Certification Form
(a)(1)(D)*	Letter of Custodians
(a)(2)(A)*	Letter to Stockholders dated November 28, 2023
(a)(2)(B)*	Email to Financial Advisors
(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding share redemption program
(d)(1)**	Advisory Agreement, dated February 17, 2009, among Lightstone Value Plus REIT II, Inc., Lightstone Value Plus REIT II LP and Lightstone Value Plus REIT II LLC
(d)(2)**	Renewal Agreement, dated February 17, 2023, among Lightstone Value Plus REIT II, Inc., Lightstone Value Plus REIT II LP and Lightstone Value Plus REIT II LLC
107*	Calculation of Filing Fee Table
_________________

*          Previously filed.
**          Filed herewith.